FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X          Form 40-F
                              -----                 ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                 -----       -----


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                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Announcement No. 8 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on April 26, 2004.


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Exhibit 1

ANNOUNCEMENT NO. 8 - 2004



26 April 2004


Prospectus Notice

Occasioned by the resolution by the shareholders of A/S Dampskibsselskabet TORM (hereinafter "TORM") at the Annual General Meeting in the Company held on 20 April 2004 to increase the share capital from nominally DKK 182,000,000 by nominally DKK 182,000,000 to nominally DKK 364,000,000 through the issue of 18,200,000 bonus shares of DKK 10 each, TORM will on 27 April 2004 publish a prospectus. Publication will be made through the Copenhagen Stock Exchange and the prospectus will, in addition to being forwarded to all the Company's registered shareholders, be made available for review at TORM's main office at the address Marina Park, Sundkrogsgade 10, 2100 Copenhagen from where a copy can be received upon request.

The Company's existing shareholders will receive bonus shares at the ratio of 1:1 and such that one share of DKK 10 entitles the holder to one new share of DKK 10.

Shareholders of TORM whose shares as of the daily update on Thursday 6 May 2004 are registered with the Danish Securities Centre (in Danish:
"Vaerdipapircentralen") will be entitled to receive bonus shares. The bonus shares will be allotted on 6 May 2004 by registration on the shareholder's account with the Danish Securities Centre. The value date of the registration will be 10 May 2004. The shareholders will receive a separate notification of the registration from the Danish Securities Centre.

As for the rights of holders of ADR certificates to receive bonus shares, reference is made to the provisions thereon in the prospectus.

The new shares will be admitted for listing on the Copenhagen Stock Exchange on 4 May 2004.


Yours sincerely,

A/S Dampskibsselskabet TORM


N.E. Nielsen
Chairman of the Board of Directors


Contact Person:   Klaus Nyborg, CFO, tel.: +45 39 17 92 00



SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS
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Matters discussed in this release may constitute forward-looking statements.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.
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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: May 6, 2004                       By: /s/ Klaus Nyborg
                                             ------------------------
                                                 Klaus Nyborg
                                                 Chief Financial Officer





03810.0001 #484088